VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Lilyanna Peyser
Scott Anderegg

Re:	Boxxy, Inc.
Registration Statement on Form S-1 (File No. 333-213553)

Acceleration Request
Requested Date: February 28, 2017
Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Boxxy, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-213553) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Haddan & Zepfel LLP, by calling Robert J. Zepfel at (949) 524-8837.

Very truly yours,

Boxxy, Inc.

By: /s/Andrejs Bekess

Andrejs Bekess, Chief Executive Officer

February 23, 2017